UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Layne Christensen Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

521050104

(CUSIP Number)

Cetus Capital II, LLC
Cetus Capital III, L.P.
Littlejohn Opportunities Master Fund LP
VSS Fund, L.P.
OFM II, LP
8 Sound Shore Drive
Suite 303
Greenwich, CT 06830
(203) 552-3500

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521050104

1.	Name of Reporting Person: Cetus Capital II, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 301,397(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 301,397(1)(2)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 301,397(1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.5%(2)(3)

12.	Type of Reporting Person (See Instructions): OO

(1)   Consists of (a) 25,638 shares of the Issuer’s common stock owned by the Reporting Person directly, (b) 6,000 shares of the Issuer’s common stock issuable upon exercise of stock options, and (c) 269,759 shares of the Issuer’s common stock underlying $3,156,187 principal amount of the Issuer’s 8.00% Convertible Notes due 2019 (the “Notes”), which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2)   Pursuant to Section 10.11 of the Indenture, dated as of March 2, 2015 (the “Indenture”), among the Issuer, the Guarantors (as defined therein) party thereto and U.S. Bank National Association, a federal savings bank, as trustee and collateral agent, no holder of the Notes shall be entitled to convert the Notes into shares of the Issuer’s common stock that, when added to common stock beneficially owned by such holder immediately prior to the proposed conversion of such Notes, would cause such holder to beneficially own an aggregate number of shares of common stock in excess of 9.9% of the common stock then outstanding after giving effect to such proposed conversion (the “Ownership Limit”). Because of the Ownership Limit, the number of shares of the Issuer’s common stock issuable upon conversion of all the Notes beneficially owned by the Reporting Persons may be less than the amount stated herein.

(3)   Based on 19,882,366 shares of Common Stock outstanding as of November 28, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on December 5, 2017, plus the 269,759 shares of the Issuer’s common stock underlying the Notes referred to in footnote (1) above and the 6,000 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

1.	Name of Reporting Person: Cetus Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,855,179(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,855,179(1)(2)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,855,179(1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 8.9%(2)(3)

12.	Type of Reporting Person (See Instructions): OO

(1)   Consists of (a) 825,207 shares of the Issuer’s common stock owned by the Reporting Person directly, (b) 61,100 shares of the Issuer’s common stock issuable upon exercise of stock options, and (c) 968,872 shares of the Issuer’s common stock underlying $11,335,811 principal amount of the Notes, which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2)   Pursuant to Section 10.11 of the Indenture, dated as of March 2, 2015 (the “Indenture”), among the Issuer, the Guarantors (as defined therein) party thereto and U.S. Bank National Association, a federal savings bank, as trustee and collateral agent, no holder of the Notes shall be entitled to convert the Notes into shares of the Issuer’s common stock that, when added to common stock beneficially owned by such holder immediately prior to the proposed conversion of such Notes, would cause such holder to beneficially own an aggregate number of shares of common stock in excess of 9.9% of the common stock then outstanding after giving effect to such proposed conversion (the “Ownership Limit”). Because of the Ownership Limit, the number of shares of the Issuer’s common stock issuable upon conversion of all the Notes beneficially owned by the Reporting Persons may be less than the amount stated herein.

(3)   Based on 19,882,366 shares of Common Stock outstanding as of November 28, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on December 5, 2017, plus the 968,872 shares of the Issuer’s common stock underlying the Notes referred to in footnote (1) above and the 61,100 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

1.	Name of Reporting Person: Littlejohn Opportunities Master Fund LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 584,395(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 584,395(1)(2)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 584,395(1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.9%(2)(3)

12.	Type of Reporting Person (See Instructions): OO

(1)  Consists of (a) 292,535 shares of the Issuer’s common stock owned by the Reporting Person directly, (b) 22,800 shares of the Issuer’s common stock issuable upon exercise of stock options, and (c) 269,060 shares of the Issuer’s common stock underlying $3,148,002 principal amount of the Notes, which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2)  Pursuant to Section 10.11 of the Indenture, dated as of March 2, 2015 (the “Indenture”), among the Issuer, the Guarantors (as defined therein) party thereto and U.S. Bank National Association, a federal savings bank, as trustee and collateral agent, no holder of the Notes shall be entitled to convert the Notes into shares of the Issuer’s common stock that, when added to common stock beneficially owned by such holder immediately prior to the proposed conversion of such Notes, would cause such holder to beneficially own an aggregate number of shares of common stock in excess of 9.9% of the common stock then outstanding after giving effect to such proposed conversion (the “Ownership Limit”). Because of the Ownership Limit, the number of shares of the Issuer’s common stock issuable upon conversion of all the Notes beneficially owned by the Reporting Persons may be less than the amount stated herein.

(3)   Based on 19,882,366 shares of Common Stock outstanding as of November 28, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on December 5, 2017, plus the 269,060 shares of the Issuer’s common stock underlying the Notes referred to in footnote (1) above and the 22,800 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

1.	Name of Reporting Person: VSS Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 499,411(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 499,411(1)(2)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 499,411(1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.5%(2)(3)

12.	Type of Reporting Person (See Instructions): OO

(1)   Consists of (a) 277,339 shares of the Issuer’s common stock owned by the Reporting Person directly (b) 22,500 shares of the Issuer’s common stock issuable upon exercise of stock options, and (c) 199,572 shares of the Issuer’s common stock underlying $2,335,000 principal amount of the Notes, which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2)   Pursuant to Section 10.11 of the Indenture, dated as of March 2, 2015 (the “Indenture”), among the Issuer, the Guarantors (as defined therein) party thereto and U.S. Bank National Association, a federal savings bank, as trustee and collateral agent, no holder of the Notes shall be entitled to convert the Notes into shares of the Issuer’s common stock that, when added to common stock beneficially owned by such holder immediately prior to the proposed conversion of such Notes, would cause such holder to beneficially own an aggregate number of shares of common stock in excess of 9.9% of the common stock then outstanding after giving effect to such proposed conversion (the “Ownership Limit”). Because of the Ownership Limit, the number of shares of the Issuer’s common stock issuable upon conversion of all the Notes beneficially owned by the Reporting Persons may be less than the amount stated herein.

(3)   Based on 19,882,366 shares of Common Stock outstanding as of November 28, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on December 5, 2017, plus the 199,572 shares of the Issuer’s common stock underlying the Notes referred to in footnote (1) above and the 22,500 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

1.	Name of Reporting Person: OFM II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 232,901(1)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 232,901(1)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 232,901(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.2%(2)

12.	Type of Reporting Person (See Instructions): OO

(1)   Consists of (a) 220,301 shares of the Issuer’s common stock owned by the Reporting Person directly and (b) 12,600 shares of the Issuer’s common stock issuable upon exercise of stock options.

(2)   Based on 19,882,366 shares of Common Stock outstanding as of November 28, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on December 5, 2017, plus the 12,600 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

Item 1(a).	Name of Issuer: Layne Christensen Company (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1800 Hughes Landing Boulevard Ste 800 The Woodlands, TX 77380

Item 2(a).

Name of Person(s) Filing:
This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital III, L.P., a Delaware limited partnership, whose general partner is Littlejohn Associates V, L.L.C., a Delaware limited liability company.

(ii) Cetus Capital II, LLC, a Delaware limited liability company, is a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership, and whose manager is Littlejohn Managers LLC, a Delaware limited liability company.

(iii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership, whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company.

(iv) VSS Fund, L.P., a Delaware limited partnership, whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company.

(v) OFM II, L.P., a Delaware limited partnership, whose general partner is Littlejohn Opportunities GP II, LLC, a Delaware limited liability company.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.
Item 2(c).	Citizenship: See Item 4 of each cover page.
Item 2(d).	Title of Class of Securities: See the cover page of this filing.
Item 2(e).	CUSIP Number: 521050104.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 521050104

Item 4.	Ownership.
(a) Amount beneficially owned: See Item 9 of each cover page.
(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 521050104

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 12, 2018	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 12, 2018	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 12, 2018	VSS Fund, L.P.

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 12, 2018	OFM II, LP

By: Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

CUSIP No. 521050104

EXHIBIT INDEX

Exhibit

Exhibit A:                        Joint Filing Agreement.

CUSIP No. 521050104

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Layne Christensen Company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 12, 2018.

Dated: February 12, 2018	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 12, 2018	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 12, 2018	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

CUSIP No. 521050104

Dated: February 12, 2018	VSS Fund, L.P.

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 12, 2018	OFM II, LP

By: Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory